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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)*


                          PINNACLE ENTERTAINMENT, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


-------------------------------------------------------------------------------
                                   723456 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               JENNINGS J. NEWCOM
                            DAVIS GRAHAM & STUBBS LLP
                           1550 17TH STREET, SUITE 500
                                DENVER, CO 80202
                                 (303) 892-9400
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               SEPTEMBER 20, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 723456 10 9                               Pinnacle Entertainment, Inc.
--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         R.D. HUBBARD
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              | |
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    0*
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   2,322,699
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,322,699
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
      *The shares are currently held in a voting trust as described in Item 4.

Schedule 13D
CUSIP No. 723456 10 9                               Pinnacle Entertainment, Inc.
--------------------------------------------------------------------------------

      This Statement relates to the Schedule 13D, as amended (the "Schedule 13D"), filed by Mr. R.D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company"), and constitutes Amendment No. 24 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in
Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

      Item 4 is hereby amended by adding the following:

      In connection with a settlement with the Indiana Gaming Commission, Mr. Hubbard has entered into a voting trust agreement (the "Voting Trust Agreement") with respect to the shares of Common Stock in the Company beneficially owned by him. The Voting Trust Agreement, attached as Exhibit A, is effective as of September 20, 2002 and was entered into by Mr. Hubbard and the R.D. and Joan Dale Hubbard Foundation (whose shares are beneficially owned by Mr. Hubbard) (collectively, the "Stockholders"), the Company and Wells Fargo Bank Texas, N.A. (the "Trustee"). The Agreement provides that the Stockholders will deposit all shares of Common Stock beneficially owned by them or acquired by them in the future (the "Trust Shares") into the voting trust (the "Trust").

      The Stockholders will retain the right to sell or otherwise dispose of any of the Trust Shares; however any shares sold or transferred to an affiliate of the Stockholders will remain subject to the Trust. The Trustee shall have the right to vote the shares as provided in the Voting Trust Agreement. With respect to the election of directors, the Trustee is required to vote the Trust Shares for each director or nominee for director in proportion to the votes cast by the nonaffiliated stockholders of the Company. On all other matters, the Trustee shall vote the Trust Shares in the same proportion in favor of, in opposition to, or in abstention or as broker non-votes with respect to, such matters as the votes cast by the nonaffiliated stockholders of the Company. The Company's obligations under the Voting Trust Agreement are limited to using its best efforts to ensure that the Trust Shares are counted as being present for purposes of determining a quorum for any stockholder action and timely informing the Trustee as to the calculation of votes in any matter to be voted on by the Company's stockholders.

      The Trust will terminate on the earlier of: (i) the dissolution or termination of the Company; (ii) the release, in one or more transactions, of all the Trust Shares from the Trust in accordance with the Voting Trust Agreement; (iii) the death of Mr. Hubbard; or (iv) the tenth (10th) anniversary of the Voting Trust Agreement, except as otherwise required by a third party regulatory authority.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Item 5(a) is hereby amended by adding the information contained in Items 11 and 13 of the cover page.

      (b) Item 5(b) is hereby amended by adding the information contained in Items 7 through 10 of the cover page.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby amended by adding the description of the Voting Trust Agreement contained in Item 4.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Exhibit A.  Voting Trust Agreement, dated September 20, 2002, by and among
            Randall Dee Hubbard, the R.D. and Joan Dale Hubbard Foundation, the Company and Wells Fargo Texas, N.A.

Schedule 13D
CUSIP No. 723456 10 9                               Pinnacle Entertainment, Inc.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated: October 1, 2002


                                    /s/ R.D. HUBBARD
                                    -------------------------------------
                                    R.D. Hubbard

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

Exhibit A Voting Trust Agreement, dated September 20, 2002, by and among Randall Dee Hubbard, the R.D. and Joan Dale Hubbard Foundation, the Company and Wells Fargo Texas, N.A.

                                                                       EXHIBIT A

                             VOTING TRUST AGREEMENT


THIS VOTING TRUST AGREEMENT (the "Agreement"), is dated as of September 20, 2002, by and among Randall Dee Hubbard ("Hubbard") and the R.D. and Joan Dale Hubbard Foundation, a Texas nonprofit organization (each, including Hubbard, a "Stockholder" and, collectively, the "Stockholders"), Pinnacle Entertainment, Inc., a Delaware corporation (the "Company") and Wells Fargo Bank Texas, N.A. (the "Trustee").

                                    RECITALS

A. The Stockholders directly own an aggregate of 2,019,820 shares of common stock ("Common Stock") of the Company (the "Shares").

B. The Shares constitute approximately eight percent (8%) of the outstanding capital stock of the Company as of the date hereof.

C. The Company, the Trustee and the Stockholders have agreed to enter into this Agreement to create the Voting Trust (the "Trust").

D. In accordance with the provisions of this Agreement, the Stockholders have agreed to deposit, or cause to be deposited, into the Trust the Shares. Additionally, Hubbard has agreed to deposit, or cause to be deposited, into the Trust the 20,879 shares of Common Stock, if any, that may be released to Hubbard under the terms of the Company's Deferred Directors Account which are not simultaneously sold by Hubbard (the "Additional Shares").

E. The Stockholders desire to empower the Trustee to vote all of the shares of the Company's capital stock that become subject to the terms and conditions of this Agreement.

                                    AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the agreements contained herein, it is hereby agreed:

1. DEFINITIONS. For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) capitalized terms defined in the introduction and Recitals to this Agreement have the meanings assigned to them there; (ii) capitalized terms defined in other Sections of this Agreement have the meanings assigned to them there; (iii) all capitalized terms defined in this Agreement include the plural as well as the singular and vice versa, when the context requires; and (iv) where appropriate, all references to the masculine in this Agreement include both the feminine and the neuter, and vice versa, when the context requires.

      "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of any entity, whether through the ownership of voting securities, by contract, or otherwise.

      "Hubbard Affiliate" means: (i) a Hubbard Family Member or (ii) an entity that controls, is controlled by, or is under common control with Hubbard. Notwithstanding the foregoing, for purposes of this Agreement, following the deposit of the Shares or any Additional Shares, the following shall not be deemed to be a Hubbard Affiliate: (a) the Company, any subsidiary of the Company, or any joint venture in which the Company has an interest; and (b) the Trustee.

      "Hubbard Family Member" means any grandchild, child or spouse of Hubbard, or any spouse of a child or grandchild.

      "Transfer Agent" means the Company's transfer agent, Mellon Investor Services LLC or its successor.

      "Trust Beneficiaries" means the Stockholders and their respective successors and assigns.

      "Trust Shares" means the Shares and the Additional Shares.

      "Trustee" has the meaning set forth in the introductory paragraph of this Agreement and shall include any successor Trustee, each of whom shall be a bank, savings institution, trust company or similar entity with at least $1 billion in assets or funds under management.

2. APPOINTMENT OF TRUSTEE; NUMBER OF TRUSTEES. The Stockholders hereby appoint the Trustee to serve as Trustee of the Trust, and the Trustee hereby accepts such appointment and agrees to act as Trustee of the Trust in accordance with the terms and conditions of this Agreement. For so long as this Agreement shall remain in effect, there shall be one Trustee under this Agreement and, if at any time there shall be no Trustee, then the appointment of a successor Trustee shall be made in accordance with the procedures set forth in Section 7(b) hereof.

3.    DEPOSIT OF SHARES AND ISSUANCE OF TRUST CERTIFICATES.

(a) DEPOSIT OF SHARES. Concurrent with the execution of this Agreement, each of the Stockholders will endorse in blank and assign and deliver to the Trustee all certificates for their respective Shares and shall do all things necessary for the transfer of the Shares to the Trust on the books of the Company.

(b) DEPOSIT OF ADDITIONAL SHARES. For so long as this Agreement remains in effect, Hubbard agrees to deliver to the Trustee certificates for all Additional Shares hereafter acquired by Hubbard immediately upon becoming the owner thereof, duly endorsed for transfer or accompanied by duly executed instruments of transfer.

(c) DELIVERY OF TRUST CERTIFICATES. Promptly upon receipt of any Trust Shares, the Trustee shall: (i) request the Transfer Agent, and take such other steps reasonably required, to cause such Trust Shares to be cancelled, transferred and registered in the stock records of the Company in the name of the Trustee (or a nominee name designated by the Trustee); (ii) request the Transfer Agent, and take such other steps reasonably required, to cause the new share certificates to bear a legend stating that the securities evidenced thereby are subject to the terms of this Agreement; and (iii) issue and deliver to such Trust Beneficiary a Voting Trust Certificate (a "Trust Certificate") in respect of the number and type of Trust Shares transferred to and held of record by the Trustee for the benefit of such Trust Beneficiary under this Agreement, in the form of Exhibit A hereto (except that the Trustee shall affix to any such Trust Certificate any restrictive legend borne by the certificate for the Trust Shares for which such Trust Certificate is exchanged).

(d) RELEASE OF SHARES FROM TRUST. In the event a Stockholder sells or transfers any of the Trust Shares to a third party (other than to a Stockholder or a Hubbard Affiliate), then, upon the closing of such transaction, the Trust Shares so transferred shall be released from this Trust. In the event any Trust Shares are so released, the Trustee shall promptly (but not later than the date required to settle such transaction on the New York Stock Exchange) request the Transfer Agent, and take such other steps reasonably required, to cause such Trust Shares to be cancelled, transferred and registered in the stock records of the Company in the name of such third party (or a nominee name designated by such Stockholder).

4.    TRUSTEE'S POWERS AND DUTIES.

(a) VOTING POWERS. For so long as this Agreement remains in effect, the Trustee shall have the right to exercise all voting rights and powers in respect of the Trust Shares, and to take part in, consent to, or oppose, any corporate or stockholders' action of any kind whatsoever.

(b)   VOTING PROCEDURE.  The Trustee must vote the Trust Shares as follows:

      (i) if the matter concerned is the election of directors then the Trustee shall vote the whole number of Trust Shares for each director (or nominee for director) for which such Trust Shares are eligible to vote by multiplying the total number of votes held by the Trust by a fraction, the numerator of which is the number of votes cast in respect of shares of the Company other than the Trust Shares (the "Nonaffiliated Votes") for such person and the denominator of which is the total number of Nonaffiliated Votes represented by all shares casting any votes in the election of such directors; and

      (ii) on all other matters the Trustee shall at all times vote all of the Trust Shares for the matter, against the matter, or shall abstain or cause to have the same effect as broker non-votes, in the same proportion in favor of, in opposition to, or in abstention or as broker non-votes with respect to, such matter as the Nonaffiliated Votes are cast for, against, or in abstention or are broker non-votes with respect to, such matter.

(c) If any calculation of votes under Section 4(b) would require a fractional vote, the Trustee shall vote the next lower number of whole shares.

(d) The Company shall use all reasonable commercial efforts to ensure, with respect to the Trust Shares, that all of the Trust Shares are counted as being present for the purposes of any quorum required for any stockholder action.

(e)   To enable the Trustee to vote the Trust Shares in accordance with this
Section 4, the Company shall, or shall cause the Transfer Agent to, inform the Trustee in writing not later than the close of business on the business day prior to any vote as to the calculation of votes in any matter to be voted on by the Company's shareholders. Concurrent with the execution of this Agreement, the Company shall provide the Transfer Agent a copy of this Agreement.

5. SALES OF TRUST SHARES. The Trustee shall have no authority to sell or otherwise dispose of or to pledge, encumber or hypothecate, any of the Trust Shares. The Trust Beneficiaries shall have the right, in their sole discretion, to sell or otherwise dispose of any of the Trust Shares. The sale, assignment, transfer, pledge, hypothecation or other encumbrance of the Trust Shares is subject to the restrictions and conditions imposed by applicable securities and other laws, including Indiana law, and any contractual restrictions to which any Trust Beneficiary or the Trust Shares may be subject. Any such transfer to a Hubbard Affiliate shall be subject to the condition precedent that such Hubbard Affiliate agrees in writing to be bound by this Agreement solely with respect to the Trust Shares.

6. DIVIDENDS AND DISTRIBUTIONS ON THE TRUST SHARES. Upon the declaration of any dividends or the payment of any other distribution of the Company with respect to Trust Shares held for the benefit of the Trust Beneficiaries (other than pro rata distributions of additional voting shares of the Company, which shall be deposited into the Trust), the Trustee shall distribute all such dividends and distributions received by the Trustee to the Trust Beneficiaries. In the event of the dissolution, liquidation or winding up of the Company during the term of this Agreement in such manner as to entitle the Trust Beneficiaries to liquidating dividends in respect of the Trust Shares, the Trustee shall distribute all such liquidating dividends received by the Trustee with respect to the Trust Shares to be distributed to the Trust Beneficiaries.

7.    THE TRUSTEE.

(a) TRUSTEE AS STOCKHOLDER OR AFFILIATE. Any Trustee and any entity of which such Trustee may be a trustee, stockholder, agent, partner, affiliate or member may be an investor in the Company or any Hubbard Affiliate and may have a business relationship with the Company, any Stockholder or any Hubbard Affiliate.

(b)   SUCCESSOR TRUSTEES.

      (i) A Trustee may resign by giving notice of resignation to the Trust Beneficiaries. Any successor Trustee shall enjoy all the rights, powers, interests, and immunities of the original Trustee, and the title to the Trust Shares of any Trustee who may resign or be removed or become unable to act shall, upon such resignation or removal or inability, vest in the successor Trustee.

      (ii) In the event of the removal, resignation, or inability to act of the Trustee (a "Trustee Vacancy"), the appointment of a qualified successor Trustee shall be made by a majority in interest of the Trust Beneficiaries.

(c)   Notwithstanding any change in the Trustee, the Trust Certificates may be:
(i) voted; and/or (ii) endorsed and transferred, by any successor Trustee with the same effect as if voted, endorsed and transferred by the former Trustee. The Trustee is authorized and empowered to cause any further transfer of said Trust Shares and Trust Certificates to be made which may be necessary through the occurrence of any change of person acting as Trustee hereunder.

(d) RELATIONSHIP OF PARTIES. The Trust created by this Agreement is not intended to be, and shall not be deemed to be, and shall not be treated as a general partnership, limited partnership, joint venture, corporation, or joint stock company or association. The relationship of the Trust Beneficiaries to the Trustee shall be solely that of stockholder and beneficiary of the Trust created by this Agreement and their rights shall be limited to those conferred upon it by this Agreement.

(e) CONSULTATION WITH OUTSIDE ADVISORS; TRANSFER AGENT. In its capacity as Trustee, in order to carry out the terms of the Trust, the Trustee may consult with legal counsel, which may be counsel to the Company or any of its affiliates or any of its or its affiliates' officers, directors or partners. The Trustee may also contact the Company's Transfer Agent with respect to the Trust Shares or the Trustee's duties and obligations hereunder as follows:

            American Stock Transfer & Trust Co.
            59 Maiden Lane
            New York, NY 10038
            Attn: Paula Caroppoli
            Tel:  (718) 921-8275
            Fax:  (718) 921-8331

or at such other address as the Company or the Transfer Agent may designate in writing.

(f) LIABILITY OF TRUSTEE. In voting on all matters which may come before any meeting of stockholders of the Company, the Trustee shall vote the Trust Shares in the manner prescribed by this Agreement, and it is understood that the Trustee shall not incur responsibility by reason of any error of judgment or of law or by any matter or thing done or omitted under this Agreement, except for its own individual gross negligence or willful misconduct. No Trustee shall be liable in any event for acts or defaults of any other Trustee or for acts or defaults of any employee, agent, proxy, or attorney-in-fact of any other Trustee. The Trustee shall always be protected and free from liability in acting upon any notice, request, consent, instruction, certificate, declaration, telefax, guarantee, affidavit, or other paper or document or signature reasonably believed by them to be genuine and to have been signed by the proper party or parties or by the party or parties purporting to have signed the same.

(g) TRUSTEE'S INDEMNITY. Hubbard shall indemnify, defend and hold harmless the Trustee against any and all losses, damages, liabilities, obligations, claims, demands, judgments, settlements, governmental investigations, costs and expenses of any nature whatsoever, including the reasonable fees and expenses of attorneys, accountants and consultants (collectively, "Damages"), incurred in connection with or arising from the performance of its duties under this Agreement (except for the Trustee's gross negligence or willful misconduct). Such indemnification shall be paid as incurred and on demand, subject to an undertaking by the Trustee to repay if it is ultimately determined that it is not entitled to such indemnification. In the event any Trust Beneficiary shall request the Trustee to bring an action on his behalf, then such Trust Beneficiary shall pay in advance all the expense of prosecuting such action and shall indemnify, defend and hold harmless the Trustee against all Damages incurred in connection with such action. The Trustee shall have no obligation to commence or proceed with such suit unless it is satisfied that all necessary monies have been paid in advance for this purpose. The indemnity provisions contained herein shall survive the termination or assignment of this Agreement.

8. RESTRICTIONS ON TRANSFER OF TRUST CERTIFICATES. The Trust Certificates shall be transferable only as provided in the Trust Certificates and this Agreement. Subject to compliance with applicable securities and other laws, including Indiana law, and any contractual restrictions to which any Trust Beneficiary or the Trust Certificates may be subject, each Trust Beneficiary shall have the right, in their sole discretion, to sell or otherwise dispose of or to pledge, encumber or hypothecate any of the Trust Certificates issued hereunder; provided, however, that any such transfer to a Hubbard Affiliate shall be subject to the condition precedent at the time of transfer that such Hubbard Affiliate agrees in writing to be bound by this Agreement. All sales or transfers shall be recorded in the Certificate Book (as hereinafter defined) and any proper sale or transfer made of any Trust Certificate shall vest in the purchaser or transferee all rights of the transferor and shall subject the purchaser or transferee to the same limitations as those imposed on the transferor by the terms of the Trust Certificate so transferred, and by this Agreement. Upon any such transfer, following execution of an agreement to be bound by this Agreement, if required hereby, by a purchaser or transferee and upon surrender to the Trustee of any Trust Certificate sold or transferred, duly endorsed for transfer, the Trustee shall deliver a new Trust Certificate or Trust Certificates to the purchaser or transferee for the beneficial interest in the number and type of the Trust Shares represented by the Trust Certificate so sold or transferred. The Trustee shall not be required to recognize any sale or transfer of a Trust Certificate not made in accordance with the provisions hereof unless the person or persons claiming such ownership shall have produced indicia of title satisfactory to the Trustee, and shall have deposited with the Trustee indemnity satisfactory to it, and shall have executed an agreement to be bound by this Agreement, if required hereby. As a matter of clarity, this Section shall not prohibit or otherwise limit any Trust Beneficiary's right to sell or transfer Trust Shares to a third party in accordance with Section 5 of this Agreement.

9.    CONTINUANCE AND TERMINATION OF TRUST.

(a) TERM AND TERMINATION. This Agreement shall become effective as of the date hereof and shall terminate on the earlier to occur of: (i) the dissolution or liquidation of the Company; (ii) the release, in one or more transactions, of all of the Trust Shares from the Trust in accordance with Section 3(d) of this Agreement; (iii) the death of Hubbard; or (iv) the tenth (10th) anniversary of this Agreement; provided, however, that notwithstanding the foregoing, this Agreement shall not terminate if its continued existence is required by a third party regulatory authority. Except as otherwise provided in this Agreement, the Trust created by this Agreement is hereby expressly declared to be irrevocable.

(b) CONSOLIDATION, EXCHANGE, RECAPITALIZATION. In the event of a consolidation, share-for-share exchange, recapitalization or other reorganization involving the Company, this Agreement shall be effective and shall remain in force for its full term, substituting, where appropriate, for the shares issued in such consolidation, exchange, recapitalization or other reorganization, new Trust Shares and Trust Certificates.

(c)   ACTIONS FOLLOWING TERMINATION.

      (i) As soon as practicable after the termination of this Agreement, the Trustee shall by formal assignment of the Trust Shares cause the Company to deliver to the Trust Beneficiaries share certificates or securities representing the number of Trust Shares (together with any other property distributed in respect of such Trust Shares and not yet delivered to the relevant Trust Beneficiary), upon the surrender of such Trust Certificates properly endorsed.

      (ii) If any Trust Beneficiary cannot be located or fails or refuses to surrender Trust Certificates in exchange for Trust Shares and/or other property as aforesaid, the Trustee may in its discretion deliver said Trust Shares and/or other property to the Company for the benefit of the person or persons entitled thereto. Upon any such delivery the Trustee shall be fully acquitted and discharged with respect to the delivery of said Trust Shares and/or other property.

10. RECORD DATE. The Trustee shall use as the record date for the determination of any person or entity entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect of any other lawful action, or to vote on any matter, the record date so fixed by the Company and supplied by the

Company or the Transfer Agent with respect to the Trust Shares. When a record date is so fixed, the stockholder of record on that date is entitled to receive the dividend, distribution, or allotment of rights, or to vote, or to exercise of the rights, as the case may be, notwithstanding any transfer of the Trust Certificates after the record date. The record date for determining Trust Beneficiaries for any purpose other than as set forth in this Section shall be at the close of business on the sixtieth (60th) day prior to the effective date of such other action.

11. INSPECTION OF RECORDS. The Trustee shall keep at 1445 Ross Avenue, Dallas, Texas, or such other address at which the Trustee may designate, correct books of account of all business and transactions conducted hereunder, and a book to be known as the "Certificate Book" containing the names of each Trust Beneficiary, showing their places of residence, the number and type of shares represented by the Trust Certificates held by them, and the date they became the owners thereof. This Agreement shall be open for inspection by any Trust Beneficiary, any third party regulatory authority pursuant to an agreement with a Trust Beneficiary, any stockholder of the Company, or the agent of either, upon the same terms as the record of stockholders of the Company is open to inspection by stockholders.

12. LOST OR STOLEN TRUST CERTIFICATES. If a Trust Certificate shall be lost, stolen, mutilated, or destroyed, the Trustee, in its discretion, may issue a duplicate of such Trust Certificate upon receipt of evidence of such fact satisfactory to the Trustee, and upon receipt of an indemnity satisfactory to the Trustee, and upon receipt of the existing Trust Certificate, if mutilated.

13.   MISCELLANEOUS.

(a) FILING OF AGREEMENT. The Company shall cause to be filed a copy of this Agreement, and every amendment or supplement hereto, in the registered office of the Company in the State of Delaware and at the Executive Office, which Agreement shall be open to the inspection by any Trust Beneficiary or any stockholder of the Company during business hours of the Company.

(b) SUCCESSORS AND ASSIGNS. This Agreement shall bind the Trustee, the Company and the Trust Beneficiaries hereunder and each and all of the heirs, executors, administrators, personal representatives, successors, assigns and permitted transferees thereof, and shall inure to the benefit of the Trustee, the Company and the Trust Beneficiaries and their respective heirs, executors, administrators, personal representatives, successors, assigns and permitted transferees.

(c) NOTICES. Unless otherwise expressly provided herein, all notices, requests, demands, instructions, documents and other communications to be given hereunder by any party to another shall be in writing, shall be sent to the address/fax number set forth below (provided that any party may at any time change its address for notice or other such information by giving written notice thereof in accordance with this Section), and shall be deemed to be duly given upon the earliest of: (i) hand delivery; (ii) the first business day after sending by reputable overnight delivery service for next-day delivery; (iii) the third business day after sending by first class United States mail, postage prepaid; (iv) the time of successful facsimile transmission (or in the event the time of receipt of the fax in the city where the fax is received is not during regular business hours on a business day, then at the customary hour for the opening of business on the next business day); or (v) the date actually received by the other party:

      If to Stockholders or   c/o R. D. Hubbard
      Trust Beneficiaries:    73-405 El Paseo, Suite 32-D
                              Palm Desert, CA 92260

      If to Trustee:          Wells Fargo Bank Texas, N.A.
                              1445 Ross Avenue, 2nd Floor
                              MAC T5303-022
                              Dallas, TX 75202
                              Attn: Kathleen Wagner
                              Tel:  (214) 777-4076
                              Fax:  (214) 777-4086

      If to the Company:      Pinnacle Entertainment, Inc.
                              330 N. Brand Street, Suite 1100
                              Glendale, CA 91203

(d) COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one instrument.

(e) ENFORCEABILITY. If in any judicial proceedings, a court shall refuse to enforce any of the provisions of this Agreement, then such unenforceable provision shall be deemed modified or limited so as to effectuate, to the maximum extent possible, the parties' expressed intent, and, if no such modification or limitation could render it enforceable, it shall be eliminated from this Agreement, and, in any event, the remaining provisions of this Agreement shall remain in full force and effect. Each of the parties hereto shall take any and all actions necessary for the enforceability of this Agreement under Delaware law, including without limitation any necessary filings or actions required by Section 218 of the Delaware General Corporation Law.

(f) ENTIRE AGREEMENT. This Agreement is the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous negotiations, understandings, arrangements and agreements. This Agreement has been fully negotiated by the parties and that accordingly it shall be construed "evenly" and not for or against any party.

(g) COMPENSATION OF TRUSTEE; PAYMENT OF COSTS. The Trustee shall be entitled to fair and reasonable compensation for its services as Trustee, to be paid by Hubbard, in accordance with a fee schedule provided by the Trustee. The Trustee agrees that the

Stockholders and the Trust Beneficiaries other than Hubbard shall have no obligation to pay to the Trustee any amount whatsoever as fees or in respect to the Trustee's costs or expenses related to this Agreement, except as provided in Sections 7(f) and 13(k). The Trustee will look solely to Hubbard for reimbursement of any amounts incurred or expended by it in connection with its duties under this Agreement, except as provided in Sections 7(f) and 13(k), and expressly waives any rights which it might otherwise have to charge the trust corpus for any costs, fees or expenses related to this Agreement, or to withhold any amounts from or set off any amounts against the shares received by it in trust or any distributions thereon.

(h) AMENDMENT AND MODIFICATION. This Agreement may not be amended except in writing and signed by the Trust Beneficiaries, the Company and the Trustee; provided, however, this Agreement may not be amended if such amendment would be contrary to an agreement with a third party regulatory authority to the extent applicable to the Trust Beneficiaries. Notwithstanding the foregoing, the substitution of a Trustee hereunder, the substitution, addition or subtraction of one or more Trust Beneficiaries hereunder, or the transfer or issuance of additional Trust Shares hereunder after the original date of execution of this Agreement shall not be considered an amendment or modification.

(i) GOVERNING LAW. This Agreement shall be governed by the internal laws of the State of Delaware without regard to its conflict of laws principles.

(j) SECTION 218. This Agreement is intended to create a voting trust pursuant to and subject to Section 218 of the Delaware General Corporation Law. If for any reason such voting trust is determined to be invalid or unenforceable, this Agreement and the relationship of the parties hereunder shall be deemed to be and shall be reconstituted as a voting agreement under Section 218(c) of the Delaware General Corporation Law, and all provisions of this Agreement shall apply to the maximum extent possible to effectuate the intention of the parties that the substantive provisions hereof shall govern the voting of Trust Shares by or for the parties hereto.

(k) EQUITABLE REMEDIES. Each of the parties hereby acknowledges and agrees that the legal remedies available, in the event the covenants and agreements made in this Agreement are violated, would be inadequate and that any party shall be entitled, without posting any bond or other security, to temporary, preliminary and permanent injunctive relief, specific performance and other equitable remedies in the event of such a violation, in addition to any other remedies which such party may have at law or in equity.


                           [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the day and year first above written.


WELLS FARGO BANK TEXAS, N.A., as Trustee



By:     /S/ KATHLEEN WAGNER
    --------------------------------------------
Title:
       -----------------------------------------


"STOCKHOLDERS"



/S/ R.D. HUBBARD
------------------------------------------
Randall Dee Hubbard


R.D. AND JOAN DALE HUBBARD FOUNDATION



By:     /S/ EDWARD A. BURGER
    --------------------------------------------
Title:  CHIEF FINANCIAL OFFICER
       -----------------------------------------


AGREED TO:

"COMPANY"
PINNACLE ENTERTAINMENT, INC.


By:      /S/ JOHN A. GODFREY
    --------------------------------------------
Title:   SECRETARY
       -----------------------------------------

                          SPOUSAL CONSENT TO AGREEMENT


      I am the spouse of Randall Dee Hubbard. I acknowledge that I have read the foregoing Voting Trust Agreement dated as of September 20, 2002 ("Agreement") and that I know and understand its contents. I am aware that by the provisions of the Agreement my spouse agrees to contribute his respective interest in certain property as described in the Agreement, including any interest I may have in them, whether as community property or otherwise, on the conditions specified in the Agreement. I hereby consent to the contribution and approve of the provisions of the Agreement.

      I ACKNOWLEDGE THAT I HAVE BEEN ADVISED TO HAVE THE AGREEMENT REVIEWED BY INDEPENDENT LEGAL COUNSEL AND TO CONSULT WITH SUCH COUNSEL REGARDING THE PROVISIONS AND RESTRICTIONS OF THE AGREEMENT AND THEIR IMPACT ON ME. I ACKNOWLEDGE THAT I HAVE HAD FULL AND ADEQUATE OPPORTUNITY TO HAVE THE AGREEMENT REVIEWED BY INDEPENDENT LEGAL COUNSEL AND TO DISCUSS THIS AGREEMENT WITH SUCH COUNSEL.

Dated:  September 20, 2002



                                    /S/ JOAN DALE HUBBARD
                                    ------------------------------------------
                                    Joan Dale Hubbard

                                    Exhibit A

                          PINNACLE ENTERTAINMENT, INC.
                             A Delaware Corporation
                            Voting Trust Certificate

Certificate No. ________                           [____] shares of Common Stock


THE SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER ENCUMBRANCE OF THIS VOTING TRUST CERTIFICATE OR THE COMMON STOCK REFERRED TO HEREIN IS SUBJECT TO THE RESTRICTIONS, TERMS AND CONDITIONS SET FORTH IN THE VOTING TRUST AGREEMENT DESCRIBED IN THIS CERTIFICATE AND PURSUANT TO WHICH THIS CERTIFICATE IS ISSUED, INCLUDING THOSE IMPOSED BY APPLICABLE INDIANA LAW. THIS CERTIFICATE AND SUCH COMMON STOCK ARE SUBJECT TO AND MAY BE TRANSFERRED OR ENCUMBERED ONLY IN ACCORDANCE WITH SUCH AGREEMENT, A DUPLICATE OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.

This certifies that [____________] (or its predecessor in interest) has deposited for transfer in trust to the Trustee of the Hubbard/Pinnacle Entertainment, Inc. Voting Trust (the "Trust") [____________] shares (the "Trust Shares") of the Common Stock, par value $0.10 per share, of Pinnacle Entertainment, Inc., a Delaware corporation (the "Company"), under a Voting Trust Agreement, dated as of September 20, 2002 (the "Voting Trust Agreement"), by and among Randall Dee Hubbard, the R.D. and Joan Dale Hubbard Foundation, a Texas nonprofit organization, the Company and Wells Fargo Bank Texas, N.A., as Trustee (the "Trustee," which term includes any successors). This certificate and the interest represented hereby may be transferred only if permitted under the terms of the Voting Trust Agreement and is transferable only on the books of the Trustee upon the execution of the Voting Trust Agreement by such transferee and the presentation and surrender of this certificate duly endorsed for transfer. The holder of this certificate takes the same subject to all the terms and conditions of the Voting Trust Agreement, is entitled to the rights and benefits thereof and is subject to the obligations thereof. A copy of the Voting Trust Agreement may be obtained from the undersigned Trustee.

Prior to the termination of the Voting Trust Agreement, the Trustee shall possess and be entitled to exercise, in the manner and to the extent provided in the Voting Trust Agreement, all of the rights of every kind of the holder of this certificate, including the right to vote and to take part in, or to consent to, any corporate or stockholders' action, it being expressly stipulated that no right to vote, or take part in, or to consent to, any corporate or stockholders' action, shall pass to the registered holder by, or under, this certificate.

This certificate is not transferable except as permitted by the Voting Trust Agreement, and is not valid unless signed by the Trustee. The holder hereof, by accepting this certificate, manifests its consent that the undersigned Trustee may treat the registered holder hereof as the true owner of this certificate for all purposes.

IN WITNESS WHEREOF, the Trustee has caused this certificate to be signed this ___ day of ________ 200_.

TRUSTEE OF THE
PINNACLE ENTERTAINMENT, INC.,
VOTING TRUST

WELLS FARGO BANK TEXAS, N.A., as Trustee



By:______________________________________
Title:___________________________________


                                      A-A-2